================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                             FOR THE MONTH OF JULY

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.

                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE

                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __x__ Form 40-F ____


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                                Yes ____ No __x__

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                Yes ____ No __x__

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __x__
                                                     -

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______


================================================================================

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                       By: /s/ Gonzalo Alarcon
                                           -------------------------------------
                                           Name: Gonzalo Alarcon
                                           Title:   General Counsel

Date:  July 29, 2004

  2Q04
EARNINGS
 REPORT                                         (MAXCOM TELECOMUNICACIONES LOGO)


JULY 28, 2004


               MAXCOM TELECOMUNICACIONES 2ND QUARTER 2004 RESULTS

-     REVENUES INCREASED 8% OVER 2Q03 AND 9% OVER 1Q04

-     EBITDA GREW 65% OVER 2Q03 AND 7% OVER 1Q04

- LAST FOUR QUARTERS EBITDA AT PS$168.2 MILLION; RECOUPING GROWTH PACE WITH OWN RESOURCES

-     LINES IN SERVICE INCREASED 9% OVER 2Q03 AND 6% OVER 1Q04

-     NUMBER OF CUSTOMERS GREW 8% OVER 2Q03 AND 4% OVER 1Q04

LINES:

The number of lines in service at the end of 2Q04 increased 9% to 147,238 lines, from 134,659 lines at the end of 2Q03, and 6% when compared to 138,829 lines in service at the end of 1Q04. Out of the total outstanding lines at the end of 2Q04, 9,940 lines, or 7% were from Wholesale customers, which compares to 6,020 lines, or 4% at the end of 2Q03, and 6,970 lines, or 5% at the end of 1Q04.

During 2Q04 lines construction was higher by 176% at 7,587 lines, from 2,749 constructed lines in the same period of 2003; and by 164% when compared to 2,872 constructed lines during 1Q04.

During 2Q04, 16,285 new lines were installed, 7% above the 15,220 lines installed during 2Q03. When compared to 1Q04, the number of installations increased 62% from 10,029 lines.

During 2Q04, the monthly churn rate was 1.9%, lower than the 2.7% monthly average churn during 2Q03. When compared to 1Q04, churn rate decreased from 2.2%. Voluntary churn in 2Q04 resulted in the disconnection of 2,332 lines, a rate of 0.6%, the same rate registered in 1Q04 with 2,429 disconnected lines. Involuntary churn resulted in the disconnection of 5,334 lines, a rate of 1.3%, which is lower than the 6,195 disconnected lines, or 1.6% during 1Q04.

During 2Q04, net additions for Wholesale customers were positive in 2,970 lines, which compares to 930 positive net additions during 2Q03 and to 120 positive net additions during 1Q04.

CUSTOMERS:

Total customers grew 8% to 106,447 at the end of 2Q04, from 98,307 at the end of 2Q03, and 4% when compared to 102,332 customers as of the end of 1Q04.

The growth in number of customers by region was distributed as follows: (i) in Mexico City customers increased by 5% from 2Q03 and 3% when compared to 1Q04;
(ii) in Puebla customers grew 12% from 2Q03 and 5% when compared to 1Q04; and,
(iii) in Queretaro, the number of customers decreased 3% from 2Q03 and increased 3% when compared to 1Q04.

The change in the number of customers by category was the following: (i) business customers increased by 2% from 2Q03 and increased 1% when compared to 1Q04; and, (ii) residential customers increased by 9% from 2Q03 and by 4% from 1Q04.

REVENUES:

Revenues for 2Q04 increased 8% to Ps$203.8 million, from Ps$188.5 million reported in 2Q03. Voice revenues for 2Q04 increased 3% to Ps$170.8 million from Ps$166.7 million during 2Q03, driven by a 9% increase in voice lines partially offset by a 3% decrease in ARPU. Data revenues for 2Q04 were Ps$8.7 million and contributed 4% of total revenues; during 2Q03 data revenues were Ps$5.3 million. Wholesale revenues for 2Q04 were Ps$24.4 million, a 47% increase from Ps$16.6 million in 2Q03.

Revenues for 2Q04 increased 9% to Ps$203.8 million, from Ps$187.5 million reported in 1Q04. Voice revenues for 2Q04 increased 8% to Ps$170.8 million, from Ps$158.5 million during 1Q04. Data revenues in 2Q04 decreased 18% to Ps$8.7 million from Ps$10.5 million during 1Q04, when we recognized non-recurring revenues of Ps$3.3 million from one single customer. During 2Q04, revenues from Wholesale customers increased 33% to Ps$24.4 million, from Ps$18.4 million in 1Q04.

                                                                           1 / 6

  2Q04
EARNINGS
 REPORT                                         (MAXCOM TELECOMUNICACIONES LOGO)


JULY 28, 2004


COST OF NETWORK OPERATION:

Cost of Network Operation in 2Q04 was Ps$74.0 million, a 9% increase when compared to Ps$67.9 million in 2Q03. Over the same period, outbound traffic grew 21%, showing an improvement on a cost per minute basis. The Ps$6.1 million increase in Cost of Network Operation was generated by: (i) Ps$4.3 million, or 9% increase in network operating services, mainly driven by Ps$2.4 million higher calling party pays charges as traffic increased and a higher number of lines in service; and, Ps$3.0 million higher cost of circuits and ports; partially offset by a Ps$0.6 million reduction of long distance reselling cost as a result of lower reselling rates and better routing of long distance traffic; and, Ps$0.5 million lower cost of other services like Internet and AsistelMax; (ii) Ps$4.6 million, or 31% increase in technical expenses basically as a consequence of higher maintenance costs; and, (iii) Ps$2.8 million or 60% decrease in installation expenses and cost of disconnected lines.

Cost of Network Operation increased 9% quarter-over-quarter when compared to Ps$68.1 million in 1Q04. Network operating services increased Ps$6.3 million or 10%, mainly driven by Ps$1.6 million higher calling party pays charges, Ps$2.3 million higher long distance reselling cost as a result of increased traffic, and, Ps$1.2 million of higher leases of circuits. Technical expenses increased Ps$1.0 million or 6%, and installation expenses and cost of disconnected lines decreased Ps$0.4 million or 17% as a result of the recognition in 1Q04 of installation charges associated with the installation of capacity to one single customer. When compared cost per minute on a traffic-related cost basis, cost per minute improved as outbound traffic increased 29%.

Gross margin at 64% in 2Q04 remained at the same level of those reported in 2Q03 and in 1Q04.

SG&A:

SG&A expenses were Ps$87.1 million in 2Q04, which compares favorably to Ps$94.8 million in 2Q03. The 8% decrease was mainly driven by: (i) lower bad debt reserve of Ps$9.3 million; (ii) lower consulting fees of Ps$3.3 million, (iii) lower salaries, wages and benefits of Ps$2.1 million; and, (iv) lower sales commissions of Ps$1.5 million. Lower expenses were partially offset by: (i) higher leases and maintenance expenses of Ps$5.3 million as a result of the cancellation in 2Q03 of the provisions for the settlement of our former headquarters; (ii) higher advertising expenses of Ps$2.3 million; and, (iii) higher general, advertising and insurance expenses of Ps$0.9 million.

SG&A expenses in 2Q04 increased 10%, from Ps$79.3 million in 1Q04. This variation was mainly driven by: (i) higher salaries, wages and benefits of Ps$6.0 million; (ii) higher consulting fees of Ps$1.7 million; (iii) higher advertising expenses of Ps$1.0 million; and, (iv) higher general and insurance expenses of Ps$0.4 million. Higher expenses were partially offset by: (i) lower leases and maintenance of Ps$0.9 million; and, (ii) lower bad debt reserve of Ps$0.4 million.

EBITDA:

EBITDA for 2Q04 increased 65% to Ps$42.7 million, from Ps$25.9 million reported in 2Q03.

When compared to 1Q04, EBITDA grew 7% from Ps$41.0 million.

EBITDA margin improved from 14% in 2Q03 to 21% in 1Q04, and remained at 21% in 2Q04.

This is the 5th consecutive quarter that Maxcom reports positive EBITDA. Cumulative EBITDA for the last four quarters was Ps$168.2 million.

CAPITAL EXPENDITURES:

Capital Expenditures for 2Q04 were Ps$61.4 million, a 97% increase when compared to Ps$31.1 million in 2Q03, and a 167% increase when compared to Ps$23.0 million in 1Q04.


                                                                           2 / 6

  2Q04
EARNINGS
 REPORT                                         (MAXCOM TELECOMUNICACIONES LOGO)


JULY 28, 2004


CASH POSITION:

Maxcom's cash position at the end of 2Q04 was Ps$39.4 million in Cash and Cash Equivalents, compared to Ps$61.8 million at the end of 2Q03. Cash and Cash Equivalents at the end of 1Q04 were Ps$50.7 million.

                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Queretaro.

For more information contact:

        JOSE-ANTONIO SOLBES                       LUCIA DOMVILLE
     Maxcom Telecomunicaciones            Citigate Financial Intelligence
        Mexico City, Mexico                         Hoboken, NJ
         (52 55) 5147 1125                        (201) 499-3548
   investor.relations@maxcom.com           lucia.domville@citigatefi.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company's management involves risks and uncertainties that may change based on various important factors not under the Company's control. These forward-looking statements represent the Company's judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.

                   (Tables and Financial Statements to follow)


                                                                           3 / 6

  2Q04
EARNINGS
 REPORT                                         (MAXCOM TELECOMUNICACIONES LOGO)


JULY 28, 2004


      LINES                  2Q03         1Q04         2Q04       VS. 2Q03      VS. 1Q04
      -----                  ----         ----         ----       --------      --------
Business Lines              23,218       24,700       26,506         14%            7%
Residential Lines          105,421      107,159      110,792          5%            3%
                           -------      -------      -------      --------      --------
    Total Voice Lines      128,639      131,859      137,298          7%            4%
    Wholesale                6,020        6,970        9,940         65%           43%
                           -------      -------      -------      --------      --------
       TOTAL               134,659      138,829      147,238          9%            6%
                           =======      =======      =======      ========      ========

    CUSTOMERS                2Q03         1Q04         2Q04       VS. 2Q03      VS. 1Q04
    ---------                ----         ----         ----       --------      --------
Business                     3,738        3,753        3,802          2%            1%
Residential                 94,569       98,579      102,645          9%            4%
                           -------      -------      -------      --------      --------
       TOTAL                98,307      102,332      106,447          8%            4%
                           -------      -------      -------      --------      --------
Mexico                      46,148       47,079       48,452          5%            3%
Puebla                      49,570       52,805       55,474         12%            5%
Queretaro                    2,589        2,448        2,521         -3%            3%
                           =======      =======      =======      ========      ========

    TRAFFIC                     2Q03                               1Q04                                 2Q04
---------------  --------------------------------    --------------------------------    --------------------------------
MILLION MINUTES   APR      MAY      JUN     TOTAL     JAN      FEB      MAR     TOTAL     APR      MAY      JUN     TOTAL
                 -----    -----    -----    -----    -----    -----    -----    -----    -----    -----    -----    -----
Inbound           66.5     69.1     67.9    203.5     64.0     61.5     72.5    198.0     64.4     67.0     68.3    199.7
Outbound         135.9    136.7    148.4    421.0    120.7    114.4    159.6    394.7    161.9    172.2    174.0    508.2

Outbound Local      95%      94%      95%      95%      95%      95%      95%      95%      95%      96%      96%      96%
Outbound LD          5%       6%       5%       5%       5%       5%       5%       5%       5%       4%       4%       4%

       ARPU (US$)          2Q03         1Q04         2Q04      VS. 2Q03   VS. 1Q04
       ----------          ----         ----         ----      --------   --------
BUSINESS
    Monthly Charges        22.98        19.58        19.36       -16%        -1%
    Usage                  54.49        46.01        50.71        -7%        10%
                          ------       ------       ------     ------     ------
    Subtotal               77.47        65.59        70.07       -10%         7%
    Non-recurring           3.51         3.19         2.41       -31%       -25%
                          ------       ------       ------     ------     ------
TOTAL BUSINESS            $80.99       $68.79       $72.48       -11%         5%
                          ------       ------       ------     ------     ------
RESIDENTIAL
    Monthly Charges        16.31        15.58        15.90        -3%         2%
    Usage                  11.83        11.58        12.16         3%         5%
                          ------       ------       ------     ------     ------
    Subtotal               28.14        27.16        28.06         0%         3%
    Non-recurring           1.38         1.19         1.45         5%        21%
                          ------       ------       ------     ------     ------
TOTAL RESIDENTIAL         $29.52       $28.35       $29.51         0%         4%
                          ------       ------       ------     ------     ------
COMPANY
    Monthly Charges        17.55        16.34        16.57        -6%         1%
    Usage                  19.72        18.06        19.56        -1%         8%
                          ------       ------       ------     ------     ------
    Subtotal               37.26        34.39        36.12        -3%         5%
    Non-recurring           1.78         1.57         1.63        -8%         4%
                          ------       ------       ------     ------     ------
TOTAL COMPANY             $39.04       $35.96       $37.75        -3%         5%
                          ======       ======       ======     ======     ======


                                                                           4 / 6

  2Q04
EARNINGS
 REPORT                                         (MAXCOM TELECOMUNICACIONES LOGO)


JULY 28, 2004


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                           CONSOLIDATED BALANCE SHEET

 (THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF JUNE 30, 2004 AND
                          THOUSANDS OF US DOLLARS "$")

                                                      JUNE 30, 2003               MARCH 31, 2004               JUNE 30, 2004
                                              --------------------------   --------------------------   --------------------------
                                                  PESOS       US DOLLARS       PESOS       US DOLLARS       PESOS       US DOLLARS
                                              -------------   ----------   -------------   ----------   -------------   ----------
                 ASSETS
CURRENT ASSETS:
Cash and cash equivalents                     Ps     61,834   $    5,419   Ps     50,725   $    4,445   Ps     39,412   $    3,454
Restricted cash                                          --           --              --           --              --           --
                                              -------------   ----------   -------------   ----------   -------------   ----------
                                                     61,834        5,419          50,725        4,445          39,412        3,454

Accounts receivable:

  Customers, net of allowance                       116,339       10,195         133,475       11,696         136,279       11,942
  Value added tax refundable                             --           --              --           --              --           --
  Other sundry debtors                                9,586          840          14,126        1,238          18,164        1,592
                                              -------------   ----------   -------------   ----------   -------------   ----------
                                                    125,925       11,035         147,601       12,934         154,443       13,534

Inventory                                            19,106        1,674          18,086        1,585          16,716        1,465
Prepaid expenses                                     42,525        3,726          61,176        5,361          62,617        5,487
                                              -------------   ----------   -------------   ----------   -------------   ----------
    Total current assets                            249,390       21,854         277,588       24,325         273,188       23,940

Frecuency rights, Net                               106,898        9,367          96,093        8,421          94,405        8,273
Telephone network systems & Equipment, Net        1,600,914      140,287       1,486,392      130,253       1,488,522      130,438
Preoperating expenses, Net                          199,452       17,478         168,784       14,791         160,938       14,103
Intangible Assets, Net                              426,868       37,407         368,302       32,274         352,627       30,901
Other assets                                         29,136        2,553          26,381        2,312          25,867        2,267
                                              -------------   ----------   -------------   ----------   -------------   ----------

    Total assets                              Ps  2,612,658   $  228,946   Ps  2,423,540   $  212,376   Ps  2,395,547   $  209,922
                                              =============   ==========   =============   ==========   =============   ==========

               LIABILITIES
CURRENT LIABILITIES:
Interest Payable                              Ps      4,579   $      401   Ps      9,353   $      820   Ps      4,781   $      419
Accrued expenses and other accounts payable         165,716       14,521         150,416       13,181         187,480       16,429
Customers deposits                                    3,119          273           2,109          185           2,156          189
Payroll and other taxes payable                      29,119        2,552          54,353        4,763          52,290        4,582
                                              -------------   ----------   -------------   ----------   -------------   ----------
    Total current liabilities                       202,533       17,747         216,231       18,949         246,707       21,619

LONG-TERM LIABILITIES:
Senior notes, net                                 1,956,394      171,439       1,998,503      175,129       2,043,239      179,049
Notes payable                                         9,038          792          14,374        1,260           9,145          801
                                              -------------   ----------   -------------   ----------   -------------   ----------
    Total liabilities                         Ps  2,167,965   $  189,978   Ps  2,229,108   $  195,338   Ps  2,299,091   $  201,469
                                              =============   ==========   =============   ==========   =============   ==========

          SHAREHOLDERS' EQUITY
Capital stock                                     1,780,065      155,987       1,780,065      155,987       1,780,077      155,988
Additional paid-in capital                            2,717          238           1,491          131           1,491          131
Accumulated deficit                              (1,146,404)    (100,460)     (1,519,342)    (133,140)     (1,519,342)    (133,140)
Net loss for the period                            (191,685)     (16,797)        (67,782)      (5,940)       (165,770)     (14,526)
                                              -------------   ----------   -------------   ----------   -------------   ----------
    Total shareholders' equity (deficit)      Ps    444,693   $   38,968   Ps    194,432   $   17,038   Ps     96,456   $    8,453
                                              =============   ==========   =============   ==========   =============   ==========

                                              Ps  2,612,658   $  228,946   Ps  2,423,540   $  212,376   Ps  2,395,547   $  209,922
                                              =============   ==========   =============   ==========   =============   ==========

NOTES TO FINANCIAL STATEMENTS:

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF JUNE 30, 2004 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS$11.4116 PER US$1.00.

                                                                           5 / 6

  2Q04
EARNINGS
 REPORT                                         (MAXCOM TELECOMUNICACIONES LOGO)


JULY 28, 2004


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      YEAR 2003 AND 2004 QUARTERLY PERIODS

 (THOUSANDS OF MEXICAN PESOS "PS" WITH PURCHASING POWER AS OF JUNE 30, 2004 AND
                          THOUSANDS OF US DOLLARS "$")


                                              APRIL 1 TO                   JANUARY 1 TO                    APRIL 1 TO
                                            JUNE 30, 2003                 MARCH 31, 2004                  JUNE 30, 2004
                                  ------------------------------  ------------------------------  ------------------------------
                                     PESOS    US DOLLARS      %      PESOS    US DOLLARS      %      PESOS     US DOLLARS     %
                                  ----------  ----------    ----  ----------  ----------    ----  ----------   ----------   ----
Voice                                166,658     14,604      88%     158,501     13,889      85%     170,804     14,968      84%
Data                                   5,269        462       3%      10,536        923       5%       8,663        759       4%
Wholesale                             16,622      1,457       9%      18,443      1,616      10%      24,380      2,136      12%
                                  ----------  ---------     ---   ----------  ---------     ---   ----------   ---------    ---
TOTAL REVENUES                    PS 188,549   $ 16,523     100%  PS 187,480   $ 16,428     100%  PS 203,847   $ 17,863     100%

  Network operating services          48,460      4,247      26%      47,461      4,159      25%      52,787      4,626      26%
  Technical expenses                  14,728      1,291       8%      18,323      1,606      10%      19,332      1,694       9%
  Installation expenses                4,692        411       2%       2,273        199       1%       1,883        165       1%
                                  ----------  ---------           ----------  ---------           ----------   ---------
  COST OF NETWORK OPERATION           67,880      5,949      36%      68,057      5,964      36%      74,002      6,485      36%

GROSS PROFIT                         120,669     10,574      64%     119,423     10,464      64%     129,845     11,378      64%

  SG&A                                94,818      8,309      50%      79,326      6,951      42%      87,137      7,636      43%
                                  ----------  ---------           ----------  ---------           ----------   ---------

EBITDA                                25,851      2,265      14%      40,097      3,513      21%      42,708      3,742      21%

  Depreciation and amortization       94,943      8,320               85,596      7,501               82,015      7,187
                                  ----------  ---------           ----------  ---------           ----------   ---------

OPERATING LOSS                       (69,092)    (6,055)             (45,499)    (3,988)             (39,307)    (3,445)

COMPREHENSIVE (INCOME)
COST OF FINANCING:

  *Interest expense                    5,694        499                4,879        428                5,143        451
  **Interest income                    1,064         93                1,202        105                1,213        106
  Exchange (income) loss, net        (54,942)    (4,815)             (15,796)    (1,385)              45,261      3,964
  Gain on net monetary position          921         81              (28,389)    (2,488)               2,621        230
                                  ----------  ---------           ----------  ---------           ----------   ---------
                                     (47,263)    (4,142)             (38,104)    (3,340)              54,238      4,751

Other income (Expense)                   558         49                 (192)       (17)                 166         15

INCOME (LOSS) BEFORE TAXES           (22,387)    (1,962)              (7,203)      (631)             (93,711)    (8,211)

Provisions for:
  Asset Tax                            1,722        151                3,170        278                3,152        276
  Income Tax & Profit Sharing            130         11                  464         41                  543         48
                                  ----------  ---------           ----------  ---------           ----------   ---------
  Total Provisions                     1,852        162                3,634        319                3,695        324

Impairment loss                           --         --              (56,945)    (4,990)                (582)       (51)

NET INCOME (LOSS)                 PS (24,239)  $ (2,124)          PS (67,782)  $ (5,940)          PS (97,988)  $ (8,586)
                                  ==========  =========           ==========  =========           ==========  =========


NOTES TO FINANCIAL STATEMENTS:

* INTEREST RELATED TO SENIOR NOTES AND VENDOR FINANCING

** INTEREST INCOME NET OF BANK COMMISSIONS

FINANCIAL STATEMENTS ARE REPORTED IN PERIOD-END PESOS AS OF JUNE 30, 2004 TO ADJUST FOR THE INTER-PERIOD EFFECT OF INFLATION. FOR READERS' CONVENIENCE, ALL PESO AMOUNTS WERE CONVERTED TO U.S. DOLLARS AT THE EXCHANGE RATE OF PS$11.4116 PER US$1.00.


                                                                           6 / 6